OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

WESTAFF, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
957070 10 5
(CUSIP Number)

DelStaff, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
Attention: John Black
Telephone: (305) 379-2322
with copies to:

H.I.G. Capital, L.L.C. 1001 Brickell Bay Drive, 27th Floor Miami, Florida 33131 Attention: Richard H. Siegel, Esq. Telephone: (305) 379-2322	Greenberg Traurig, LLP 77 West Wacker Drive Chicago, Illinois 60601 Attention: Paul Quinn, Esq. Telephone: (312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	957070 10 5	Page	2	of	21

1	NAMES OF REPORTING PERSONS: DelStaff, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

CUSIP No.	957070 10 5	Page	3	of	21

1	NAMES OF REPORTING PERSONS: H.I.G. Staffing 2007, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its membership of DelStaff, LLC.
(2) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

CUSIP No.	957070 10 5	Page	4	of	21

1	NAMES OF REPORTING PERSONS: H.I.G. Capital Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of DelStaff, LLC.
(2) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

CUSIP No.	957070 10 5	Page	5	of	21

1	NAMES OF REPORTING PERSONS: H.I.G. Advisors III, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of DelStaff, LLC.
(2) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

CUSIP No.	957070 10 5	Page	6	of	21

1	NAMES OF REPORTING PERSONS: H.I.G.-GPII, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,262,696 (see Item 5)(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,696 (see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of DelStaff, LLC.
(2) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

CUSIP No.	957070 10 5	Page	7	of	21

1	NAMES OF REPORTING PERSONS: Sami W. Mnaymneh

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,262,696 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,262,696 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of his indirect ownership of DelStaff, LLC.
(2) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

CUSIP No.	957070 10 5	Page	8	of	21

1	NAMES OF REPORTING PERSONS: Anthony A. Tamer

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,262,696 (see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,262,696 (see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,696 (see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

49.7% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Beneficial ownership of the shares of common stock of Westaff, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of his indirect ownership of DelStaff, LLC.
(2) Based on 16,612,103 shares of common stock of Westaff, Inc. outstanding on May 21, 2007, as disclosed in Westaff’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on June 11, 2007.

SCHEDULE 13D/A
     This Amendment No. 5 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by (i) DelStaff, LLC, a Delaware limited liability company, (ii) H.I.G. Staffing 2007, Ltd., a Cayman Islands exempted company, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership, (iv) H.I.G. Advisors III, L.L.C., a Delaware limited liability company, (v) H.I.G.-GPII, Inc., a Delaware corporation, (vi) Sami W. Mnaymneh, an individual and (vii) Anthony A. Tamer, an individual, with the Securities and Exchange Commission on March 13, 2007, as amended by Amendment No. 1, filed with the SEC on March 14, 2007, by Amendment No. 2, filed with the SEC on April 2, 2007, by Amendment No. 3, filed with the SEC on May 1, 2007, and by Amendment No. 4, filed with the SEC on May 15, 2007 (the ‘‘Schedule 13D’’). Items 2, 3, 4, 6 and 7 of the Schedule 13D are amended and supplemented as set forth below, and all other items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background
     Paragraph 1 of Item 2 is hereby amended and restated in its entirety to read as follows:
“1. Delstaff
     DelStaff is a Delaware limited liability company that was formed for the specific purpose of consummating the purchase of the Purchased Shares and the other transactions contemplated by the Purchase Agreement. The principal place of business of HIG Capital Partners, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The members of DelStaff are HIG Staffing, Alarian Associates, Inc., a New York corporation (“Alarian”), Michael Willis, a natural person, and D. E. Shaw Laminar Portfolios, L.L.C. (“LamPort”), a Delaware limited liability company (collectively, the “Members”). John Black, Michael Phillips, John Von Bargen, Michael Willis and Joshua T. Davis, each a natural person, are the managers of DelStaff (collectively, the “Managers”). Each Manager may be removed, with or without cause, (i) at the written request of the Members holding a majority of the class A units of DelStaff or (ii) if applicable, upon the termination of such Manager’s employment with DelStaff or any of its subsidiaries, provided that Mr. Willis will remain a Manager until he is no longer an officer of the Issuer, and provided further, that as long as LamPort holds any senior preferred units, Mr. Davis (or any person designated by LamPort) will remain a Manager.
     The name, place of organization (or citizenship for natural persons), principal business (or occupation for natural persons) and address of principal office (or residence or business address for natural persons) for each Member and Manager is set forth below:
Members

Place of
	Organization or	Principal Business	Address of Principal Office or
Name	Citizenship	or Occupation	Residence or Business Address
H.I.G. Staffing 2007, Ltd.	Cayman Islands	Holding company	1001 Brickell Bay Drive
27th Floor, Miami,
Florida 33131

Place of
	Organization or	Principal Business	Address of Principal Office or
Name	Citizenship	or Occupation	Residence or Business Address
Michael Willis	United States	Staffing industry	1400 Post Oak Boulevard
		executive	Suite 200 Houston, Texas 77056

Alarian Associates, Inc.	New York	Provider of investment, financial and advisory services	425 East 58th Street New York, NY 10022

D. E. Shaw Laminar Portfolios, L.L.C.	Delaware	Company focusing primarily on credit opportunities and related investment strategies	c/o D. E. Shaw & Co., L.P. 120 West 45th Street, 39th Floor New York, NY 10036

Managers

Place of
	Organization or	Principal Business	Address of Principal Office or Residence
Name	Citizenship	or Occupation	or Business Address
John Black	United States	Managing Director	855 Boylston Street, 11th Floor
		of H.I.G. Capital, L.L.C.	Boston, Massachusetts 02116

Michael Phillips	United States	Principal of H.I.G.	855 Boylston Street, 11th Floor
		Capital, L.L.C.	Boston, Massachusetts 02116

Michael Willis	United States	Staffing industry	1400 Post Oak Boulevard, Suite 200
		executive	Houston, Texas 77056

John Von Bargen	United States	Associate of H.I.G. Capital, L.L.C.	855 Boylston Street, 11th Floor Boston, Massachusetts 02116

Joshua T. Davis	United States	Senior Vice President and Director of Laminar Direct Capital GP, Inc.	10000 Memorial Drive, Suite 500 Houston, Texas 77005
Item 3. Source and Amount of Funds or Other Consideration
     The last sentence of Item 3 is hereby deleted and replaced with the following:
     “To finance DelStaff’s payment of the Promissory Notes (the “Financing”), which took place on June 29, 2007, as described in more detail in Item 4 below, DelStaff borrowed $17,500,000 from Laminar Direct Capital L.P., a Delaware limited partnership (“Laminar Direct Capital”), in accordance with a credit agreement, dated as of June 29, 2007, between DelStaff and Laminar Direct Capital (the “Credit Agreement”) and certain other agreements and documents related thereto. In connection with the Financing, on June 29, 2007, DelStaff’s limited liability company agreement, dated as of February 28, 2007, was amended and restated to, among other things, add LamPort as a Member (the “Amended and Restated LLC Agreement”). In addition, DelStaff issued to (a) Laminar Direct Capital a senior secured note in the aggregate original principal amount of $17,500,000 (the “Laminar Note”), pursuant to which DelStaff agrees to pay to Laminar Direct Capital the principal sum of $17,500,000 on the terms and subject to the conditions set forth in the Credit Agreement, (b) LamPort 9,500,000 senior preferred units, having the rights and preferences set forth in the Amended and Restated LLC Agreement, at a price of $1.00 per unit, for an aggregate purchase price of $9,500,000 and (c) LamPort 1,575,000 class A units, having the rights and preferences set forth in the Amended and Restated LLC Agreement, at a price of

$1.00 per unit, for an aggregate purchase price of $1,575,000. Select provisions of the Credit Agreement, the Amended and Restated LLC Agreement, the Laminar Note and other related agreements are described in more detail in Item 6, which description is hereby incorporated in this Item 3 by reference.”
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     “On June 29, 2007, at the Stockholders Meeting, the stockholders of the Issuer voted in favor of (a) ratifying the appointments of Gerald E. Wedren and John G. Ball as Class I directors, John R. Black and Michael R. Phillips as Class II directors, and Michael T. Willis as a Class III director, and (b) the amendment to the Certificate of Incorporation of the Issuer to permit any stockholder that beneficially owns twenty percent (20%) or more of the total voting power of the Issuer’s outstanding voting securities to call a special meeting of the Issuer’s stockholders.
     Pursuant to the Governance Agreement, immediately after the Stockholders Meeting on June 29, 2007, Mr. Stover tendered to the Issuer his resignation as Chairman of the Board, a director, and as an employee of the Issuer, and the Issuer and Mr. Stover entered into a mutual general release agreement (the “Mutual Release”). The Mutual Release provides among other things that:
     (a) (i) Mr. Stover, for himself and for and on behalf of certain related persons (the “Stover Parties”), fully releases, promises not to sue, and forever discharges the Issuer and certain of its related persons (the “Issuer Parties”) from any and all claims that Mr. Stover or certain related persons had or may ever have against the Issuer or any other Issuer Party arising out of (w) Mr. Stover’s status and rights as an employee of the Issuer or any other Issuer Party (including the termination of the Employment Agreement dated January 1, 1999 between Mr. Stover and the Issuer), (x) a stockholder of the Issuer (including the sale of the Purchased Shares pursuant to the Purchase Agreement), and (y) member or Chairman of the Board of the Issuer or any other Issuer Party and (z) any act, omission, or transaction with or related to the Issuer or any such related persons occurring on or before the effective date and (ii) Mr. Stover, for himself and for and on behalf of certain related persons, irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against the Issuer or any other Issuer Party based upon any matter purported to be released in the Mutual Release;
     (b) (i) the Issuer, for itself and on behalf of the other Issuer Parties, fully releases, promises not to sue, and forever discharges the Stover Parties from any and all claims that the Issuer Parties had or may ever have against Mr. Stover or any other Stover Party arising out of (w) Mr. Stover’s status and rights as an employee of the Issuer or any other Issuer Party (including the termination of the Employment Agreement dated January 1, 1999 between Mr. Stover and the Issuer), (x) a stockholder of the Issuer (including the sale of the Purchased Shares pursuant to the Purchase Agreement), and (y) member or Chairman of the Board of the Issuer or any other Issuer Party and (z) any act, omission, or transaction with or related to the Issuer or any other Issuer Party occurring on or before the effective date and (ii) the Issuer, for itself and for and on behalf of the other Issuer Parties, irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against Mr. Stover or any other Stover Party based upon any matter purported to be released in the Mutual Release;
     (c) Mr. Stover agrees that he will not make, and will not directly or indirectly encourage any other person or entity to make, any statement, comment, or representation that has the tendency to disparage or defame the Issuer or any other Company Party, or their respective business practices, products, services, officers, directors, employees, or general business reputation; and
     (d) The Issuer agrees that neither it nor any affiliate of the Issuer (other than Stover) will make, or directly or indirectly encourage any other person or entity to make, any statement, comment, or representation that has the tendency to disparage or defame Mr. Stover or any other Stover Party, or their respective business practices, products, services, officers, directors, employees, or general business reputation.
     The foregoing summary of the Mutual Release is qualified in its entirety by the full text of the Mutual Release, a complete and accurate copy of which is attached hereto as Exhibit 99.8 and is incorporated in its entirety in this Item 4 by reference.
     The Representation Event as defined in the Purchase Agreement occurred immediately after the Stockholders Meeting. As a consequence of the occurrence of the Representation Event, (a) each Promissory Note matured, (b) DelStaff’s perfected first and only lien on the Deposit automatically terminated and all right, title, benefit, and interest in and to the cash proceeds in the Deposit reverted to the appropriate person set forth below and (c) the Put Option automatically expired.
     On June 29, 2007, DelStaff paid to the persons identified below a total of $25,042,166.58, which consisted of the principal amount of the Promissory Notes and the accrued interest on such notes, and the bank holding the Deposit released a total of $8,256,151.54 in the Deposit, which consisted of the cash proceeds originally deposited into such bank and accrued interest on such proceeds. The final amounts of the Promissory Notes and the cash proceeds paid to each appropriate person are as follows:

				Total
Name	Sold Shares	Cash Proceeds	Promissory Notes	Consideration
Stover Revocable Trust dated November 16, 1998 as amended	3,246,536	$3,378,615.31	$10,247,855.43	$13,626,470.74
The Stover Foundation	40,600	$42,251.74	$128,155.96	$170,407.70
Stover 1999 Charitable Remainder Unitrust dated 4/21/99	3,057,546	$3,181,936.59	$9,651,298.91	$12,833,235.50
Amy Stover-Newton	106,560	$110,895.20	$336,362.04	$447,257.24
Stephen R. Stover	541,144	$563,159.44	$1,708,148.46	$2,271,307.90
Susan J. Stover	573,435	$596,764.15	$1,810,076.65	$2,406,840.80
Susan J. Stover GST Irrevocable Trust	136,468	$142,019.95	$430,768.16	$572,788.11
The Stephen R. Stover Irrevocable Trust as amended 3/28/96	100,211	$104,287.90	$316,321.11	$420,609.01
Waynesburg College	105,356	$109,642.21	$332,561.55	$442,203.76
Presbyterian Lay Committee, Inc.	25,540	$26,579.05	$80,618.30	$107,197.35
Total	7,933,396	$8,256,151.54	$25,042,166.58	$33,298,318.12	”

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The paragraph entitled “LLC Agreement” in Item 6 is hereby amended and restated in its entirety to read as follows:
     “Amended and Restated LLC Agreement
     The Amended and Restated LLC Agreement governs the operations of DelStaff and the relationship among the Managers and the Members, including decisions with respect to the voting and disposition of DelStaff’s portfolio securities, including the Shares. Under the Amended and Restated LLC Agreement, all decisions with respect to the voting or disposition of DelStaff’s portfolio securities, including the Shares, require the act of a majority of the Managers present at a meeting of the Board at which a quorum is present. A majority of the total number of Managers constitutes a quorum. Notwithstanding the foregoing, DelStaff must obtain the consent of LamPort to take any of the actions set forth in 6.1.2 of the Amended and Restated LLC Agreement.
     The foregoing summary is qualified in its entirety by the full text of the Amended and Restated LLC Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.9 and incorporated in its entirety in this Item 6 by reference.”
     The first sentence of the paragraph entitled “Alarian Finder’s Fee” in Item 6 is hereby amended and restated in its entirety to read as follows:
     “Alarian Finder’s Fee
     The Representation Event occurred on June 29, 2007, and DelStaff paid to Alarian a $600,000 finder’s fee.”
     In addition, Item 6 is hereby amended to add the following supplemental information:
     “Credit Agreement
     Principal, Interest and Maturity. Under the Credit Agreement, DelStaff borrowed $17,500,000 and in return issued to Laminar Direct Capital the Laminar Note. The Laminar Note will mature and become due and payable on June 29, 2012. The Laminar Note carries an interest rate of (a) 12.0% per annum at any time that any other debt or preferred equity (other than the junior preferred equity) is outstanding and (b) 13.5% to the extent that there is no other debt or preferred equity outstanding (other than junior preferred equity). Such interest will be payable in cash or in kind (PIK) monthly in arrears.

     Security. The Laminar Note is secured by a first priority lien and security interest in all tangible and intangible assets of DelStaff, including the Shares. The Laminar Note is senior to all existing and future indebtedness of DelStaff.
     Negative and Financial Covenants. So long as the Laminar Note remains unpaid, DelStaff cannot, subject in each case to certain exceptions set forth in the Credit Agreement, directly or indirectly:
•	Create, incur, assume or suffer to exist any lien upon any of its property, assets or revenue, whether now owned or acquired after execution of the Credit Agreement,

•	Make “investments” (as such term is defined in the Credit Agreement),

•	Create, incur, assume or suffer to exist any “indebtedness” (as such term is defined in the Credit Agreement),

•	Merge, dissolve, liquidate, consolidate or dispose of all or substantially all of its assets,

•	Make any disposition or enter into any agreement to make any disposition,

•	Declare or make, directly or indirectly, any “restricted payment” (as such term is defined in the Credit Agreement),

•	Engage in any material line of business substantially different from those lines of business conducted by DelStaff on the date of the Credit Agreement or any business incidental thereto,

•	Enter into any transaction with any affiliate other than transactions on fair and reasonable, “arm’s length” terms,

•	Enter into any contractual obligation that limits the ability of DelStaff to make “restricted payments” or to create, incur, assume or suffer to exist liens on property to secure its obligations under the Credit Agreement,

•	Use the proceeds of the Laminar Note to purchase or carry margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose to the extent that such use of proceeds would result in a violation of the margin requirements set forth in Regulation U of the Board of Governors of the Federal Reserve System,

•	Engage in any transaction, activity or occurrence that could subject DelStaff to claims, actions or lawsuits regarding non-compliance with or violation of the Employee Retirement Income Security Act of 1974 (“ERISA”),

•	Enter into any “sale-leaseback” arrangement,

•	Cause or permit any of its property to be in violation of, or do anything or permit anything to be done that will subject any such property to any remedial obligations under any environmental laws,

•	Create any subsidiaries,

•	Permit, as of the last day of each fiscal quarter of the Issuer and its subsidiaries, beginning with the fiscal quarter ending June 30, 2007, (a) the consolidated EBITDA for the trailing twelve month period then ended to be less than $5,000,000 or (b) the Issuer’s consolidated leverage ratio (as defined in the Credit Agreement) to be greater than 3.00 to 1.0 (provided that to the extent a default occurs as a result of DelStaff’s failure to comply with the obligations under (a) and (b), DelStaff may pay the applicable “equity cure amount” for the “applicable cure covenant level” (as each such term is defined in the Credit Agreement) that then exists, in which case the default will be deemed waived),

•	Permit its organizational documents or the Governance Agreement to be amended or modified in any way that could reasonably be expected to materially adversely affect the interests of Laminar Direct Capital,

•	Change its fiscal year,

•	Engage in any operations, business or activity other than (a) owning any equity interests of the Issuer, (b) pledging its equity interests of the Issuer to Laminar Direct Capital as agent, (c) executing the collateral documents in favor of Laminar Direct Capital as agent, (d) fulfilling its obligations under the loan documents and the acquisition documents, (e) employing executive officers of the Issuer and managing its operations and (f) paying ordinary course expenses related to any of the foregoing, and

•	Enter into any contract or agreement that would materially violate the terms of the Credit Agreement or any related loan document.
     Events of Default.
     Any of the following will constitute an event of default:
•	DelStaff fails to pay when due any amount of principal of the Laminar Note, or within three business days after the same becomes due, any interest on the Laminar Note, any fee due under the Credit Agreement or any other amount payable thereunder or under any related loan document,

•	DelStaff fails to perform any term, covenant or agreement contained in selected affirmative covenants set forth in Article VII of the Credit Agreement or any of the negative covenants described above under “Negative and Financial Covenants” and set forth in more detail in Article VIII of the Credit Agreement,

•	DelStaff fails to perform or observe any other covenants or agreement contained in the Credit Agreement or any related loan document and such failure continues for the number of days specified in the Credit Agreement,

•	Any representation, warranty, certification or statement of fact made by or on behalf of DelStaff is materially incorrect or materially misleading when made,

•	DelStaff fails after all applicable grace periods to make any payment when due in respect of any indebtedness having an aggregate principal amount of more than $500,000 or fails to observe or perform any other agreement or condition relating to any such indebtedness, the effect of which is to cause, or permit the holder of such indebetedness to cause, such indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed,

•	DelStaff defaults in the payment when due, or in the performance or observance, of any material obligation or material condition of any contractual obligation, the result of which could reasonably be expected to have a “material adverse effect” (as such term is defined in the Credit Agreement),

•	Any of DelStaff, the Issuer or any of the Issuer’s subsidiaries institutes or consents to any bankruptcy, insolvency or related proceedings,

•	Any of DelStaff, the Issuer or any of the Issuer’s subsidiaries becomes unable or admits in writing its inability or fails generally to pay its debts as they become due or any writ or warrant of attachment or execution or similar process is issued or levied against any material part of the property of any such person and is not released, vacated or fully bonded within 30 days after its issue or levy,

•	There is entered against DelStaff, the Issuer or any of the Issuer’s subsidiaries (a) a final judgment or order for the payment of money in an aggregate amount exceeding (i) in the case of DelStaff, $500,000 or (ii) in the case of the Issuer or any of its subsidiaries, the greater of (A) 40% of the Issuer’s consolidated EBITDA and (B) $4,000,000 or (b) any one or more non monetary final judgments that have, or could reasonably be expected to have, a “material adverse effect” and, in either case, (i) enforcement proceedings are commenced by any creditor upon such judgment or order or (ii) there is a period of 30 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect,

•	Any loan document ceases to be in full force and effect, DelStaff or any person contests the validity or enforceability of any loan document or DelStaff denies that it has any further liability or obligation under any loan document, or purports to revoke, terminate or rescind any loan document,

•	An “ERISA event” (as such term is defined in the Credit Agreement) occurs with respect to a pension plan or multiemployer plan that has resulted or could reasonably be expected to result in liability of DelStaff under Title IV of ERISA to the pension plan, multiemployer plan or the Pension Benefit Guaranty Corporation in an aggregate amount in excess of $500,000 or DelStaff or any ERISA affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal under Section 4201 of ERISA under a multiemployer plan in an aggregate amount in excess of $500,000,

•	There occurs any failure by Borrower to comply with the procedures, or timely make any required payment, set forth in Section 4.05 of the Credit Agreement regarding a “change of control offer” (as such term is defined in the Credit Agreement) or any “change of control” (as such term is defined in the Credit Agreement) where Section 4.05 need not be complied with because of applicable securities laws or regulations,

•	Any security interest purported to be created by any “collateral document” (as such term is defined in the Credit Agreement) ceases to be, or is asserted by DelStaff not to be, a valid, perfected lien in the securities, assets or properties covered thereby, other than in respect of assets and properties that are not material to DelStaff or in respect of which the failure of the security interests in respect thereof to be valid, perfected security interests will not in the reasonable judgment of the agent have a “material adverse effect” on the rights and benefits of Laminar Direct Capital, or

•	The indebtedness under the Multicurrency Credit Agreement, dated as of May, 17, 2002, by and among the Issuer, Westaff (USA), Inc., Westaff (U.K.) Limited, Westaff Support, Inc., the lenders party thereto and General Electric Capital Corporation is demanded or becomes due or required to be repurchased, prepaid, defeased or redeemed prior to its stated maturity or the Issuer or any of its subsidiaries fails to observe or perform any agreement under such agreement or contained in any instrument evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or permit the lenders thereunder to cause, such indebetedness to be demanded or to become do, or an offer to repurchase, prepay, defease or redeem such indebtedness to be made, prior to its stated maturity, or such guarantee to become payable or cash collateral in respect thereof to be demanded and such default is not cured within 90 days after the occurrence.
     Remedies Upon Event of Default.
     If any event of default occurs or is continuing, then (a) if such event of default is an event relating to the bankruptcy, insolvency or inability of DelStaff to pay debts as described above, the Laminar Note will automatically become immediately due and payable, together with accrued interest and premium, if any, thereon and (b) if such event is any other event of default, Laminar Direct Capital may, at its option, declare by notice to DelStaff the Laminar Note to be immediately due and payable, together with accrued interest and premium, if any, thereon.

     The foregoing summary is qualified in its entirety by the full text of the Credit Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.10 and incorporated in its entirety in this Item 6 by reference.
     Laminar Note
     As contemplated by the Credit Agreement, on June 29, 2007, DelStaff issued to Laminar Direct Capital the Laminar Note, pursuant to which DelStaff agrees to pay to Laminar Direct Capital the principal sum of $17,500,000 on the terms and subject to the conditions set forth in the Credit Agreement.
     The foregoing summary is qualified in its entirety by the full text of the Laminar Note, a complete and accurate copy of which is attached hereto as Exhibit 99.11 and incorporated in its entirety in this Item 6 by reference.
     Senior Preferred Units Securities Purchase Agreement
     In connection with the Financing, on June 29, 2007, DelStaff and LamPort entered into (and closed the transactions contemplated thereby) a senior preferred units securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which DelStaff issued and sold to LamPort 9,500,000 senior preferred units, having the rights and preferences set forth in the Amended and Restated LLC Agreement, at a price of $1.00 per unit, for an aggregate purchase price of $9,500,000. In addition, under the Securities Purchase Agreement and subject to the terms and conditions set forth therein, DelStaff will issue to LamPort up to 2,800,000 senior preferred units, and Lamport will invest up to an additional $2,800,000, to fund the obligation of DelStaff to pay to Mr. Stover $0.35 in cash for each Purchased Share if on February 28, 2008, the 200-day moving average of the Issuer’s common stock is equal to or greater than $5.25.
     The foregoing summary is qualified in its entirety by the full text of the Securities Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.12 and incorporated in its entirety in this Item 6 by reference.
     Unit Purchase Agreement
     In connection with the Financing, on June 29, 2007, DelStaff and LamPort entered into (and closed the transactions contemplated thereby) a unit purchase agreement (the “Unit Purchase Agreement”), pursuant to which DelStaff issued and sold to LamPort 1,575,000 class A units, having the rights and preferences set forth in the Amended and Restated LLC Agreement, at a price of $1.00 per unit, for an aggregate purchase price of $1,575,000.
     The foregoing summary is qualified in its entirety by the full text of the Unit Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.13 and incorporated in its entirety in this Item 6 by reference.

     Laminar’s Fee
     Laminar Direct Capital was paid a $500,000 closing fee as lender and agent in connection with the Financing.”
Item 7. Material to be Filed as Exhibits
     The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibits:

Exhibit 99.8	Mutual Release, dated as of June 29, 2007, between the Issuer and Mr. Stover (1)

Exhibit 99.9	Amended and Restated Limited Liability Company Agreement of DelStaff, dated as of June 29, 2007, by the Members and DelStaff

Exhibit 99.10	Credit Agreement, dated as of June 29, 2007, by and among DelStaff, as borrower, Laminar Direct Capital, as lender and agent

Exhibit 99.11	Note, in the principal amount of $17,500,000, dated as of June 29, 2007, by DelStaff in favor of Laminar Direct Capital

Exhibit 99.12	Senior Preferred Units Securities Purchase Agreement, dated as of June 29, 2007, by and between DelStaff and LamPort

Exhibit 99.13	Unit Purchase Agreement, dated as of June 29, 2007, between DelStaff and LamPort

(1)	Incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the SEC on March 13, 2007, amended on March 15, 2007, April 3, 2007, May 3, 2007 and July 3, 2007, by W. Robert Stover, The Stover Revocable Trust dated November 16, 1988, as amended, The Stover Foundation, The Stover 1999 Charitable Remainder Unitrust dated 4/21/99, Amy Stover-Newton, Stephen Stover, Susan Stover, the Susan J. Stover GST Irrevocable Trust, The Stephen R. Stover Irrevocable Trust as amended 3/28/96, Waynesburg College and Presbyterian Lay Committee, Inc.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.
Dated: July 6, 2007

DELSTAFF, LLC
By:	/s/ John Black
	Name:	John Black
	Title:	Manager

H.I.G. STAFFING 2007, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

H.I.G- GPII, INC.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. ADVISORS III, L.L.C.
By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. CAPITAL PARTNERS III, L.P.
By: H.I.G. Advisors III, L.L.C.
Its: General Partner
By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer